

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2014

Via Email
Edward R. Cameron
President and Chief Executive Officer
Appliance Recycling Centers of America, Inc.
7400 Excelsior Boulevard
Minneapolis, Minnesota 55426-4517

>   **Re: Appliance Recycling Centers of America, Inc.**
>   **Form 10-K for Fiscal Year Ended December 29, 2012**
>   **Filed March 22, 2013**
>   **File No. 0-19621**

Dear Mr. Cameron:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant